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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2004


                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F      X                Form 40-F
                      ------------                    ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                  No       X
                         -------------       -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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         China Southern Airlines Company Limited (the "Company") on June 17,
2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the 2003 Annual General Meeting. A copy of the English announcement is included in this Form 6-K of the Company.



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ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE
ANNUAL GENERAL MEETING FOR THE YEAR 2003

The AGM of the Company for the year 2003 was held at 9:00 a.m., on June 16, 2004. All resolutions set out in the AGM Notice were duly passed at the AGM. The Company and all members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Annual General Meeting for the year 2003 (the"AGM") of China Southern Airlines Company Limited (the"Company") was held at 9:00 a.m., on June 16, 2004 at the Company's headquarters at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, People's Republic of China ("PRC"). Seven shareholders and authorized proxies representing an aggregate of 2,624,772,520 shares, or 60.19% of the total shares of the Company, attended the AGM. The AGM was held in compliance with the relevant provisions of the PRC Company Law and the Company's Articles of Association.

After discussion and consideration, the following resolutions were passed at the
AGM:

A. ORDINARY RESOLUTIONS:

1. Report of the Directors of the Company for the year 2003 was approved.

2. Report of the Supervisory Committee of the Company for the year 2003 was approved.

3. Audited consolidated financial statements of the Company for the year 2003 was approved.

4. Profit distribution budget of the Company for the year 2003 was approved.

5. The proposal for the re-appointment of KPMG as the international auditors of the Company for the year 2004 and KPMG Huazhen as the PRC auditors of the Company for the year 2004 and to authorize the board of directors of the Company (the "Board") to determine their remuneration was approved.

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6. The election of members of the fourth Board of Directors, with Yan Zhi Qing,
Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors, and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors was approved and the Board was authorized to determine their remuneration thereof (the details of the relevant candidates are disclosed in the 2003 Annual Report of the Company). Each of these Directors will enter into a service contract with the Company after his appointment becomes effective. The length of the service contract will be for three years from the date of appointment.

7. The election of members of the fourth Supervisory Committee with Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors (with Supervisory Committee authorized to determine their remuneration) and the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as members of the Supervisory Committee as their service contracts expire were approved (the details of the relevant candidates are disclosed in notice of the AGM dated April 23, 2004, referred to hereafter as the "AGM Notice").

8. The proposed amendments to the "Rules of Procedures for Shareholders' General Meetings" (the details of the relevant amendments are disclosed in the AGM Notice) were approved.

9. The proposed amendments to the "Rules of Procedures for Board of Directors" (the details of the relevant amendments are disclosed in the AGM Notice) were approved.

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B. SPECIAL RESOLUTION:

1. The proposed amendments to the Articles of Association of the Company (the details of the relevant amendments are disclosed in the AGM Notice) were approved. Mr. Lu Hui, PRC lawyer from Z & T Law Firm, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for passing the resolutions at the AGM are in compliance with the relevant laws and regulations and the Articles of Association of the Company. The resolutions passed at the AGM were lawful and valid.

By order of the Board
SU LIANG
Company Secretary
Guangzhou, the People's Republic of China
June 16, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"

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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By  /s/   Su Liang
                                           -------------------------------------
                                           Name:   Su Liang
                                           Title:  Company Secretary


Date: June 17, 2004